November 20, 2014

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Re:  Endurance Exploration Group, Inc.

Form 10-12G

Filed October 14, 2014

File No. 000-55291

Form 10-K/A for the Fiscal Year Ended December 31, 2013 Filed August 8, 2014

Form 10-Q for Fiscal Quarter Ended June 30, 2014 Filed August 13, 2014

File No. 333-141817

Dear Mr. Reynolds:

Endurance Exploration Group, Inc. responds to your letter dated November 7, 2014 regarding the Company’s Form 10-12G filed October 14, 2014 (“2014 Form 10-12G”), Form 10-K/A for the fiscal year ended December 31, 2013 filed August 8, 2014 (“2013 Form 10-K/A”) and Form 10-Q for fiscal quarter ended June 30, 2014 filed August 13, 2013 (“2014 Second Quarter 10-Q) as follows and, for your convenience, your comments have been restated. As used in this response, the terms “we”, “us”, “our,” “Endurance” and “the Company” mean Endurance Exploration Group, Inc.:

Forward-Looking Statements, page 2

Comment:

1.

We note references in this section and on page 20 to forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). However, Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please revise.

Response:

In our amended filings and in our future filings we will include the following language.

This prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties. Forward-looking statements include statements regarding, among other things, (a) our projected sales, profitability, and cash flows, (b) our growth strategies, (c) anticipated trends in our industries, (d) our future financing plans and (e) our anticipated needs for working capital. They are generally identifiable by use of the words "may," "will," "should," "anticipate," "estimate," "plans," “potential," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" or the negative of these words or other variations on these words or comparable terminology. These statements may be found under "Management's Discussion and Analysis of Financial Condition and Plan of Operation" and "Business," as well as in this prospectus generally. In particular, these include statements relating to future actions, prospective services or business plans, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.

Any or all of our forward-looking statements in this report may turn out to be inaccurate. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. You should not place undue reliance on these forward-looking statements.  Potential investors are urged to carefully consider such factors. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements and the "Risk Factors" described herein.

Comment:

Item 1- Business, page 3

Employees, page 6

2.

Please revise to clarify whether your three officers are the full time employees identified here.  In this regard, we note from the biographies on page 27 that Messrs. Eldred and Dilley are officers of other entities.  If your officers are not full time employees, please disclose the number of hours per week each can be expected to devote to company affairs.

Response:

The following is the disclosure we plan to include in our amended filings and in future filings if applicable:

The Company has four corporate officers.  Each officer is also an officer of another entity and not full time employees of the Company.  A list of the Company’s officers and the average number of hours per week each officer expects to devote to Company affairs are as follows:

Micah Eldred, Director, President and CEO, 25 hours per week.

Carl Dilley, Director and Vice President, 10 hours per week.

Christine Zitman, Director, Secretary, Treasurer and CFO, 15 hours per week.

Guy Zajonc, Director and Vice President, 15 hours per week.

Comment:

Current & Ongoing Projects, page 10

Project “Black Marlin” – Current Status, page 12

3.

Please file a copy of the contract with the island nation as an exhibit with your next amendment in accordance with Item 601(b)(10) of Regulation S-K or advise.

Response:

Item 601(b)(10) of Regulation S-K provides for the disclosure of “[e]very contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.” The Company is engaged in the business of recovering lost shipwreck cargos.  In conducting this business, the Company routinely enters into contracts with sovereigns regarding the Company’s exploration of shipwrecks located within their territorial waters and the rights to any proceeds of such explorations. We believe the “Black Marlin” contract with an island nation in the Indian Ocean is not material for the following reasons.  The contract was executed in the normal course of our business.  The contract only allows the Company the opportunity to look for the shipwreck that has the code name “Black Marlin” and, if found, allows the Company to recover its cargo provided the island nation receives 25% of the net revenue from any sale of said cargo.  We have no right to receive payments from the island nation and we have no obligation to undertake the search.  Consequently, the “Black Marlin” contract referenced above was made in the ordinary course of business and is not required to be disclosed under Item 601(b)(1) of Regulation S-K.

The Company plans to revise and add to the disclosure in our amended and future filings as follows:

Project “Black Marlin” – Current Status

In November 2013, Endurance LLC entered into a contract with the sovereign government of an island nation in the Indian Ocean. The contract provides us with a three-year period in which to operate within the territorial waters of the nation with full permission to survey for the location and recover the “Black Marlin” and her silver cargo.  Net proceeds of our recovery efforts, after payment the costs to transport, store and insure any recovered items, will be split between us (75%) and the island government (25%)..  The Company needs additional working capital to undertake the search for the “Black Marlin.”  There can be no assurances that the Company will be successful in securing additional working capital and therefore cannot represent it will ever be in position to look for the “Black Marlin.”

Comment:

Government and Environmental Regulation, page 12

4.

Please revise to provide more detail regarding governmental and environmental regulation with particular attention to your two current projects. Describe any restrictions the island nation has placed on your search and recovery of “Black Marlin.” Describe potential government regulation of project “Sailfish.” See Item 101(h)(4)(viii), (ix) and (xi) of Regulation S-K.

Response:

We will supply the following additional disclosure in our amended filings and our future filings with respect to any restriction placed on our search and recovery of “Black Marlin” as well as any government regulation with respect to the recovery of the S.S. Connaught formerly known as “Sailfish.”

Project “Black Marlin” – Government or environmental regulations that may restrict our operations.

The island nation has signed and ratified the United Nations Convention on the Law of the Seas (the “LOS”).  In this capacity and in keeping with the provisions of the LOS, the island nation asserts jurisdiction over its territorial waters, defined by the LOS as 12 nautical miles, 22.2 kilometer or 13.1 miles from the low water mark of the coastal state. Based upon its historical research, we believe the “Black Marlin” sank within the territorial waters of the island nation.  While the island nation is not a signatory to nor has it ratified the International Convention on Salvage (“ICS”), the Company and its contractors operate in accordance the provisions of the ICS.  Those provisions state generally, that in undertaking salvage a salvage company shall exercise due care in order to minimizing damage to the environment.  Damage to the environment is defined by the Treaty under Article 1 (d) as follows:  “Damage to the environment” means substantial physical damage to human health or to marine life or resources in coastal or inland waters or areas adjacent thereto, caused by pollution, contamination, fire, explosion or similar major incidents.” The Company and its contractors take into account complying with the ISC when estimating costs for the “Black Marlin” cargo recovery operations. The island country has no written laws or regulations with respect to salvage operations in general and has placed no additional restrictions on the operations of the Company when it begins operations to locate and recover the “Black Marlin’s” cargo.

Project “Sailfish” – – Government or environmental regulations that may restrict our operations.

We believe that “Sailfish” is the wreck of the S.S. Connaught a paddlewheel steamer that sank in October 1860.   That shipwreck is located approximately 125 miles off the coast of the United States of America (“U.S.”).  While the U.S. has not ratified the LOS, this location is recognized under U.S. law as being in international waters.  The Company has elected to submit itself to the jurisdiction of the United States Federal Courts by filing a case in admiralty on October 3, 2014 in the U.S. District Court, Middle District of Florida.  The process of adjudicating ownership and claims, including the Company’s request for a salvage claim or, in the alternative, title to the ship and its cargo, will proceed in the U.S. Court pursuant to U.S. admiralty law.  The right to salvage a privately own vessel is not subject to approval of the U.S. Courts or any government agency.  Once a party has submitted themselves to the jurisdiction of the U.S. Federal Courts, the Court can determine the ownership rights to the cargo salvaged and the amount of a salvage award according to precedent cases ruled upon by the U.S. Supreme Court.  The Company makes its claims based upon those legal precedents.

The United States Coast Guard undertakes marine environmental protection in U.S. waters pursuant to Volume IX of its Marine Environmental Protection – Marine Safety Manual – COMDTINST M16000.14.  As specified in Chapter 1 on page 16, the U.S. Coast Guard also looks to the International Convention on Salvage for guidance on salvage operations even though the U.S. has not ratified that treaty.  The Company and its contractors conduct salvage operations within the guidelines of the ICS. The Company and its contractors take into account complying with the ISC when estimating costs for the S.S. Connaught cargo recovery operations.

Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Plan of Operation, page 20

5.

We note that your auditors have issued a going concern opinion. Please describe your plan of operation in greater detail, including quantification of the costs associated with your survey and recovery projects and how you expect to fund such costs.  See Item 101(a)(2)(iii)(B) and Item 303(a)(1) of Regulation S-K.

Response:

In our amended filings, the Company will revise the disclosure with respect to its Plan of Operation as follows:

Plan of Operation

Side-scan sonar survey operations on Project “Sailfish” began in July of 2013. Over the course of this initial survey, approximately 700 square miles were digitally mapped. This sonar imagery was then post-processed and evaluated for potential targets. In October of 2014 we believe we positively identified the target of Project “Sailfish,” the Steamship S.S. Connaught. We intend to return to the site of the S.S. Connaught in 2015 to recover its cargo. The cost of recovering the cargo of the S.S. Connaught is estimated to be $1,200,000.  The Company needs additional working capital to recover the cargo of the S.S. Connaught.  There can be no assurances that the Company will be successful in securing additional working capital and therefore cannot represent it will ever be in position to recover the cargo of the S.S. Connaught.

In November 2013, Endurance LLC entered into a contract with the sovereign government of an island nation in the Indian Ocean. The contract provides us with a three-year period in which to operate within the territorial waters of the nation with full permission to survey for and recover the “Black Marlin” and her silver cargo.  Net proceeds of our recovery efforts, after payment the costs to transport, store and insure any recovered items, will be split between us (75%) and the island government (25%)..  The cost of finding and recovering the cargo of the “Black Marlin” is estimated to be $2,000,000. The Company needs additional working capital to undertake the search for the “Black Marlin”.  There can be no assurances that the Company will be successful in securing additional working capital and therefore cannot represent it will ever be in position to search for and recover the cargo of the “Black Marlin”.

Comment:

Three Months Ended June 30, 2014 and July 31, 2013, page 20

6.

We note that you “hope to begin generating revenue in 2014 from aquatic research, survey, inspection and recovery projects, as well as maritime contract services and consulting.” Please describe in greater detail how you expect to generate such revenue; for example, disclose the material terms of any agreements for such service.

Response:

The Company will revise its disclosure with respect to revenue generation in our amended filings as follows:

Revenue

Since our inception on January 19, 2006 to September 30, 2014, we have not generated any revenues.  The Company cannot represent that, in the future, it will ever generate revenue from aquatic research, survey, inspection and recovery projects, as well as maritime contract services and consulting.

Comment:

Item 7 - Certain Relationships and Related Transactions, and Director Independence, page 32

7.

Please provide the disclosure required pursuant to Item 404(c) and (d) of Regulation S-K for the period set forth in Instruction 1 to Item 404. Also, as applicable, please reconcile your disclosure in this section with your disclosure regarding related party transactions in the financial statement footnotes.

Response:

Item 7 contains all the disclosure required pursuant to Item 404(c) and (d) of Regulation S-K for the period set forth in Instructing 1 to Item 404. In our future filings, but not in our amended filings, we will reconcile our disclosure in this section with our disclosure regarding related party transactions in the financial statement footnotes.

Comment:

Item 10 - Recent Sales of Unregistered Securities, page 36

8.

Please revise this section to indicate the specific exemption relied upon for each transaction and disclose the facts relied upon in support of your claimed exemption.  See Item 701(d) of Regulation S-K.

Response:

The Company will revise the last paragraph of Item 10 to provide as follows:

All of the foregoing shares were issued to (i) officers or directors of the Company, (ii) entities controlled by officers or directors of the Company, (iii) accredited investors, and (iv) one employee of the Company.  In each case the shares were issued in transactions exempt from registration under Section 4(a)(2) of the Securities Act of 1933.Also, in April 2014, we issued 13,333 shares in satisfaction of those shares that have been issuable since 2008 as explained in Note G of the Consolidated Financial Statements included herein. Such shares were exempt from registration under Regulation S as they were sold to an investor outside of the United States.

Comment:

Report of Independent Registered Public Accounting Firm, page 52

9.

The date of the audit report, February 25, 2013, precedes the December 31, 2013 period referenced in the audit report.  Please advise your independent accountant to revise their report to address this issue and amend your Form 10 and your Form 10-K for the year ended December 31, 2013 accordingly.

Response:

We will amend Form 10-K for the year ended December 31, 2013 to provide for an updated and properly dated report from our Auditors.

Comment:

Financial Statements for the Years ended December 31, 2013 and January 31, 2013

General

10.

On page 36, you disclose that on December 31, 2013 you issued 3,450,000 shares of common stock as compensation to certain employees and consultants for services rendered.  Please tell us where this issuance is reflected in your financial statements for the year ended December 31, 2013 and the related dollar amount.  Please similarly address this issue as it relates to your Forms 10-K and 10-Q.

Response:

We will amend Form 10-K for the year ended December 31, 2013 to remove the reference to these shares as they were not issued, and consequently there is no dollar amount relating to this item..

Comment:

Note A – Summary of Significant Accounting Policies, page 57

Principles of Consolidation and Basis of Presentation, page 57

Note C – Acquisition of Endurance Exploration Group LLC, page 59

11.

You disclose on page 59 that the Endurance Exploration Group LLC transaction, which occurred on December 31, 2013, has been accounted for as a transaction between entities under common control.  On page 57, you disclose Endurance Exploration Group LLC’s results of operations will be reported commencing January 1, 2014.  Based upon your disclosures on page 24 of your Form 8-K filed December 31, 2013, Tecton Corporation was a public shell company just prior to this transaction.  It appears Endurance Exploration Group LLC was a private operating company and its former shareholders of received most of the shares in the post-transaction entity.  Since both your Form 10 and your Form 10-K for the year ended December 31, 2013 include financial statements for periods ending on or after the December 31, 2013 transaction, please tell us how you determined that your financial statements for the years ended December 31, 2013 and January 31, 2013 in both of these filings did not need to be retrospectively adjusted to reflect Endurance Exploration Group LLC’s operations.  This comment also applies to the 2013 interim financial statements presented in your Form 10 and your Forms 10-Q for the periods ended June 30, 2014 and March 31, 2014.  Refer to ASC 805-50-45-2 through 45-5.

Response:

We will amend Form 10, Form 10-K for the year ended December 31, 2013 and Forms 10-Q for the periods ended June 30, 2014 and March 31, 2014 to present combined results of operations and cash flows for all periods prior to the transaction for the previously separate entities.

Comment:

Exhibits, page 63

12.

Several of your exhibits, such as exhibits 3.2 and 21, are filed in an improper electronic format.  Please revise to file all exhibits in an appropriate electronic format.  Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response:

We have revised and will file exhibits in the appropriate electronic format.

Comment:

Form 10-K for the Year Ended December 31, 2013

General

13.

As applicable, please revise your Form 10-K to conform to the changes made as a result of the comments above.

Response:

Our amended Form 10-K and other future filings will be revised to reflect the changes made as a result of the comments above.

Comment:

Item 9A. Controls and Procedures, page 57

Evaluation of Disclosure Controls and Procedures, page 57

14.

You have concluded your disclosure controls and procedures were effective as of December 31, 2013.  In forming this conclusion, please tell us how you considered the fact that you have three material weaknesses and have concluded that your internal control over financial reporting was not effective as of December 31, 2013.  Please explain to us the factors you considered to support management’s conclusion that your disclosure controls and procedures were effective or amend your Form 10-K to disclose your disclosure controls and procedures were not effective as of December 31, 2013, as applicable. Please also explain to us how you determined your disclosure controls and procedures were effective as of March 31, 2014 and June 30, 2014 in your Forms 10-Q or similarly amend them, as applicable.

Response:

The Form 10-K will be amended to disclose that our disclosure controls were not effective as of December 31, 2013.  Our disclosure controls were effectives as of March 31, 2014 and June 30, 2014 based upon the following changes to our Company.  Since December 31, 2013 we have added independent members of the board of directors, we have adopted a Code of Ethics, an Insider Trading Policy and a Policy on FD regulations.  We now have experts on our board of directors that can detect financial misstatements and we have members of our board of directors that can determine financial impacts of contracts and other agreements.

Comment:

Exhibit 31.1

15.

You have filed only one certification that is signed by both your principal executive officer and principal financial officer when different individuals hold those positions.  We also note this deficiency in your March 31, 2014 and June 30, 2014 Forms 10-Q.  In future filings, please file separate signed certifications for your principal executive officer and your principal financial officer as required by Item 601(b)(31) of Regulation S-K.

Response:

In our future filings, we will separate signed certifications of our principal executive officer and our principal financial officer as required by Item 601(b)(31) of Regulation S-K.

Comment:

Form 10-Q for the Period Ended June 30, 2014

Section 302 and 906 Certifications

16.

You have included these certifications at the end of the periodic report, instead of as exhibits to the periodic report.  In future filings, please include these certifications as exhibits to the periodic report.  Refer to Item 601(b)(31) and (32) of Regulation S-K.

Response:

In future filings, we will include our principal executive officer and our principal financial officer certifications as exhibits to the periodic report.  Refer to Item 601(b)(31) and (32) of Regulation S-K.

Conclusion:

Should the Staff have any additional questions or comments, please contact  . . .

Sincerely,

Micah Eldred

Board Chairman, President and Chief Executive Officer

Endurance Exploration Group, Inc.